SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13G
____________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55302P202
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)
______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on May 9, 2016 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of MGT Capital Investments, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 and Item 5 in their entirety as set forth below.

Item 4.
Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. As of December 31, 2016, the Reporting Persons no longer beneficially owned any shares of Common Stock of the Company.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By: /s/ Richard Abbe
Richard Abbe, Authorized Signatory

IROQUOIS MASTER FUND LTD.

By: /s/ Richard Abbe
Richard Abbe, Authorized Signatory

/s/ Richard Abbe
Richard Abbe